UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

APi Group Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00187Y 100 (Common Stock)

(CUSIP Number)

Mariposa Acquisition IV, LLC

c/o Mariposa Capital, LLC
500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,333,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,333,333*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		7.7%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

*     See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition IV, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,333,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,333,333*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of APi Group Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112.

Item 2.	Identity and Background.

(a)

This Statement is being jointly filed by Martin E. Franklin (“Franklin”) and Mariposa Acquisition IV, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin, collectively referred to as the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

MEF Holdings, LLLP, the general partner of which is wholly-owned by the Martin E. Franklin Revocable Trust of which Franklin is the sole settlor and trustee, holds a limited liability company interest in Mariposa. Mariposa is a private investment vehicle of Franklin, who is the manager of Mariposa.

(b)	The business address of each of the Reporting Persons is c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139.

(c)

The present principal business of Mariposa is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. Franklin directs the voting and investment activities of Mariposa.

(d)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mariposa is organized under the laws of Delaware and Franklin is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

Mariposa is engaged in the purchase and sale of securities for investment on its own account. The source of funds is the investment capital of Mariposa.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 5 of 8 Pages

Item 4.	Purpose of the Transaction.

The Issuer was incorporated with limited liability under the laws of the British Virgin Islands (“BVI”) on September 18, 2017. The Issuer was created for the purpose of acquiring a target company or business. Mariposa was the founder entity of the Issuer. In connection with the Issuer’s initial public offering (“IPO”) in October 2017, Mariposa purchased from the Issuer (i) 6,000,000 ordinary shares of the Issuer for an aggregate purchase price of $60,000,000 and (ii) 4,000,000 founder preferred shares of the Issuer for an aggregate purchase price of $40,000,000. Each of the ordinary shares and founder preferred shares were issued with a warrant entitling the holder to purchase 1/3 of an ordinary share at an exercise price of $11.50 per whole ordinary share. On October 1, 2019, in connection with the Issuer’s early warrant exercise financing, Mariposa exercised all 10,000,000 of its Issuer warrants at the reduced exercise price of $10.25 per whole ordinary share and acquired an aggregate of 3,333,333 ordinary shares. On October 1, 2019, the Issuer completed the acquisition of APi Group, Inc., a Minnesota corporation, pursuant to a Business Combination Agreement in which it acquired all of the equity of APi Group, Inc. (the “Acquisition”). In connection with the change of the Issuer’s jurisdiction of incorporation from BVI to Delaware (the “Domestication”), the Issuer filed a Registration Statement on Form S-4 (the “Registration Statement”). On April 28, 2020, the Registration Statement was declared effective and the Domestication was completed (pursuant to which each of the Issuer’s ordinary shares and founder preferred shares automatically converted, on a one-for-one basis, to Common Stock and Series A Preferred Stock, respectively).  On April 29, 2020, the Issuer’s Common Stock began trading on the New York Stock Exchange under the symbol “APG.”

Mr. Franklin has been a director of the Issuer since its inception in September 2017.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, the Reporting Persons beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 13,333,333 shares of Common Stock (and shares convertible into Common Stock within 60 days). This amount consists of (i) 9,333,333 shares of Common Stock held by Mariposa and (ii) 4,000,000 shares of Series A Preferred Stock of the Issuer held by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 13,333,333 shares of Common Stock (and shares

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 6 of 8 Pages

convertible into Common Stock within 60 days) represent 7.7% of all outstanding shares of Common Stock (assuming the conversion of the shares of Series A Preferred Stock). Mr. Franklin, the Franklin Trust and MEF Holdings may be deemed to have a pecuniary interest in 4,176,928 shares of Common Stock and 1,728,400 shares of Series A Preferred Stock. The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c)	The information set forth in Item 4 of this Statement is incorporated by reference herein.

(d)

Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mariposa has agreed, pursuant to that certain Placing Agreement, dated October 5, 2017, by and between the Issuer, certain of its directors, Mariposa, and Citigroup Global Markets Limited and UBS Limited, as placing banks, subject to certain exceptions, that it will not, without the prior written consent of each of the placing banks, directly or indirectly, offer, sell, lend, pledge, contract to sell, distribute, grant any option, right or warrant to purchase or otherwise dispose of its holdings of the securities of the Issuer prior to October 1, 2020.

Pursuant to the terms of the Series A Preferred Stock, as described in the Issuer’s certificate of incorporation, if the average stock price of the Common Stock exceeds $11.50 per share for the any ten (10) consecutive trading days of the calendar year, the holder of the Series A Preferred Stock is entitled to receive a dividend in the form of Common Stock or cash (at the sole option of the Issuer) equal to 20% of the appreciation of the market price of Common Stock issued to common shareholders in the Issuer’s IPO. In the first year a dividend is payable (if any), the dividend amount will be calculated at the end of each calendar year based on the appreciated stock price as determined above (the “Dividend Price”) compared to the IPO price of $10 per share. In subsequent years, the dividend amount will be calculated based on the appreciated stock price compared to the highest Dividend Price previously used in calculating the Series A Preferred Stock dividends. The Series A Preferred Stock will also participate in any dividends on the Common Stock on an as converted basis. In addition, if the Issuer pays a dividend on its Common Stock, the Series A Preferred Stock will also receive an amount equal to 20% of the dividend which would be distributable on such number of shares of Common Stock. Dividends are paid for the term the Series A Preferred Stock is outstanding. The Series A Preferred Stock will be automatically converted into Common Stock on a one for one basis on December 31, 2026. Each share of Series A Preferred Stock is convertible into one share of Common Stock at the option of the holder and has certain voting rights.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated April 29, 2020.

Exhibit B — Placing Agreement, dated October 5, 2017, by and between the Issuer, certain of its directors, Mariposa, and Citigroup Global Markets Limited and UBS Limited as placing agents (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-237553).

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 7 of 8 Pages

Exhibit C — Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-237553), filed with the SEC on April 29, 2020, which contains the terms of the Series A Preferred Stock.

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2020

/s/ Martin E. Franklin Martin E. Franklin

Mariposa Acquisition IV, LLC

By: /s/ Martin E. Franklin Name: Martin E. Franklin Title: Manager

[Signature Page to Schedule 13D]

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: April 29, 2020

/s/ Martin E. Franklin Martin E. Franklin

Mariposa Acquisition IV, LLC

By: /s/ Martin E. Franklin Name: Martin E. Franklin Title: Manager